

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2023

Camile Sebaaly
Chief Financial Officer
Sunshine Biopharma, Inc.
6500 Trans-Canada Highway
Pointe-Claire, Quebec
Canada H9R-0A5

> **Re: Sunshine Biopharma, Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed April 4, 2023**
> **File No. 001-41282**

Dear Camile Sebaaly:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences